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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)

             Fields Technologies, Inc f/k/a AmeriNet Group.com, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03073A103

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                          Vanessa H. Lindsey
               1941 Southeast 51st Terrace; Ocala, Florida 344471
                                 (352) 694-6714

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                June 13, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  294698105          13D/A                  Page 2   of 4   Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Blue Lake Capital Corp                  65-0703836
     Michelle Tucker A/C/F Shayna Tucker     595782061
     Michelle Tucker A/C/F Montana Tucker    593296018
     Michelle Tucker                         261968197
     Carrington Capital Corp                 65-0641955
     Tucker Family Spendthrift Trust         applied for
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Florida
________________________________________________________________________________
               7    SOLE VOTING POWER
                    Blue Lake Capital Corp                  573,340
                    Michelle Tucker A/C/F Shayna Tucker     0
                    Michelle Tucker A/C/F Montana Tucker    0
                    Carrington Capital Corp                 8,000
  NUMBER OF         Tucker Family Spendthrift Trust         1,726,791

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    Blue Lake Capital Corp                  573,340
                    Michelle Tucker A/C/F Shayna Tucker     108,750
                    Michelle Tucker A/C/F Montana Tucker    108,750
                    Carrington Capital Corp                 90,000
  REPORTING         Tucker Family Spendthrift Trust         1,726,791

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    Blue Lake Capital Corp                  573,340
                    Michelle Tucker A/C/F Shayna Tucker     0
                    Michelle Tucker A/C/F Montana Tucker    0
                    Carrington Capital Corp                 8,000
                    Tucker family Spendthrift Trust         1,726,791
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Blue Lake Capital Corp                  .003%
                    Michelle Tucker A/C/F Shayna Tucker     0%
                    Michelle Tucker A/C/F Montana Tucker    0%
                    Carrington Capital Corp                 .00005%
                    Tucker Family Spendthrift Trust         2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                    Blue Lake Capital Corp                  CO
                    Michelle Tucker A/C/F Shayna Tucker     IN
                    Michelle Tucker A/C/F Montana Tucker    IN
                    Carrington Capital Corp                 CO
                    Tucker Family Spendthrift Trust         OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294698105             13D/A                  Page 3   of  4  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

                                  Common Stock
             Fields Technologies, Inc f/k/a AmeriNet Group.com, Inc.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Blue Lake Capital Corp

     (b)  2500 N. Military Trail, Suite 225; Boca Raton, Florida 33431

     (c) Companies are engaged in provision of diversified consulting to other corporations. Shayna and Montana are the President's minor children.

     (d)  Not Applicable

     (e)  Not Applicable

     (f) Companies are Incorporated in the State of Florida and individuals are US citizens

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Funds borrowed from stockholder of Blue Lake Capital, Mrs. Michelle Tucker.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)  Not Applicable

     (b)  Not applicable

     (c) On June 7, 2001, the Issuer increased its number of authorized shares to 175,000,000 shares of common stock. On June 13, 2001, a reorganization agreement between the Issuer and Randall K. Fields and Riverview Financial Corp. was signed, see "Item 7. Material to be filed as Exhibits" to this Schedule 13D. The Issuer's total number of outstanding shares are 148,923,236 shares of common stock. The total number outstanding leaves the group with 3% or less of the Issuer's common stock.

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  Not applicable

     (g)  Not Applicable

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  Not applicable

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)   Blue Lake Capital Corp                   573,340  .003%
           Michelle Tucker A/C/F Shayna Tucker      0        0%
           Michelle Tucker A/C/F Montana Tucker     0        0%
           Carrington Capital Corp                  8,000   .00005%
           Tucker Family Spendthrift Trust          1,726,791  2%

     (b)   Blue Lake Capital Corp                  sole power  573,340
           Michelle Tucker A/C/F Shayna Tucker     sole power  0
           Michelle Tucker A/C/F Montana Tucker    sole power  0
           Carrington Capital Corp                 sole power  8,000
           Tucker Family Spendthrift Trust         sole power  1,726,791

     (c) On 5/3/01, 1,000,000 shares were distributed to Tucker Family from Yankees as a stock dividend to its stockholders. On 5/31/01 Blue Lake converted 28,667 shares of Class A Preferred to 573,340 shares of the Issuer's common stock. On 6/8/01, 319,121 shares were distributed to Tucker Family from Yankees as a stock dividend to its stockholders. On 6/15/01,350,000 shares were distributed to Tucker Family from Yankees as a stock dividend to its stockholders. On 6/27/01, 242,376 shares were distributed to Tucker Family from Yankees as a stock dividend to its stockholders. Michelle Tucker as custodian for Montana and Shayana Tucker provided funds to the Issuer for the acquiistion that took place on June 13, 2001 and received 735,294 shares from the Issuer for $0.17 on June 13, 2001.

     (d)  None

     (e)  June 13, 2001

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Reorganziation agreement, dated May 31, 2001 as amended on June 11, 2001 and June 13, 2001 between the Issuer, Randall K. Fields and Riverview Fionancial Corporation was filed as an exhibit to the Issuer's form 8-KSB filed with the Commission on June 28, 2001.

________________________________________________________________________________

CUSIP No. 294698105             13D/A                  Page 4   of  4  Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        7/3/00
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Michelle Tucker
                                        ----------------------------------------
                                                       (Signature)


                                              Michelle, Tucker, President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).